FORM 6K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of:        May, 2003

Commission File Number:     0-29500

ARGOSY MINERALS INC.
(Translation of registrant’s name into English)

20607 Logan Avenue Langley, British Columbia Canada V3A 7R3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARGOSY MINERALS INC. (Registrant)

By: /s/ Cecil R. Bond Cecil R. Bond Corporate Secretary

Dated:   June 24, 2003

News Release 12-03

May 9, 2003	ASX Symbol – AGY

PHASE 2 DRILLING TO COMMENCE AT ALBETROS DIAMOND PROJECT

Argosy Minerals Inc will recommence drilling at its Albetros Diamond Project in South Africa next week with the objective of further delineating a network of ancient buried river systems and establishing a major gravel resource.

Following a review of data obtained from the previous drilling programme, Argosy has now decided to further investigate the recently intersected palaeo-channels (which traverse the Albetros project area) and associated gravel terraces. Argosy has identified three southward and three crosscutting palaeodrainages related to the proto-Buffels River system, but only three have been tested by the initial reconnaissance drilling. Albetros is positioned between De Beers’ alluvial mine at Langhoogte, 40kms from the coast, and Dreyers Pan and Tweepad, their principle Kleinsee based raised beach operations.

Following the completion of the first drilling programme it was decided to utilize high resolution Ground Penetrating Radar (GPR) to profile the underlying bedrock surface and the overlying geology to highlight potential trap sites in the palaeo-river channels. A Canadian consulting company was engaged to conduct this work in association with Argosy’s consulting diamond geologist. Despite apparently ideal conditions for using GPR it was very soon discovered that depth penetration for this geophysical technique was insufficient for the purpose of detecting the bedrock interface and resolution was poor. Despite conducting surveys over a range of frequencies, the penetration and clarity of data was insufficient to be considered as an effective exploration tool.

The consultant concerned identified the problem as being extremely rare, only previously encountered in a similar desert environment in Israel. The problems of limited penetration and resolution are a result of the presence of highly conductive saline moisture in the aeolian sands. This saline moisture was not previously detectable from inspection of rotary air blast drilled samples. The decision to terminate any further GPR work was quickly taken on advice from the consultant. This was a disappointing outcome given the hopes Argosy had for a quick and relatively inexpensive reconnaissance of the project area. However it must be stressed that drilling would still be necessary even if the GPR survey had been successful.

Argosy is targeting high grade basal gravels in bedrock depressions and channels as well as terrace gravels. Consequently Argosy will recommence drilling next week with a programme of 146 holes currently planned. This drilling will assist in defining the best channel and terrace targets within the western and central portions of the project area and to provide a broad gravel resource estimate.

Argosy Minerals Inc. News Release 12-03	-2-	09/05/03

There is significant potential for the delineation of an economic alluvial resource at Albetros but additional channel and gravel definition is required. Only after this stage is complete will it be feasible to plan bulk sampling in order to assess the diamond grade of the gravels as well as the overall diamond price.

ON BEHALF OF THE BOARD

Peter H. Lloyd
Chief Executive Officer

For further information contact:
Peter H Lloyd, Chief Executive Officer
Argosy Minerals Inc
Level 1, Suite 3
23 Richardson Street
South Perth, WA, 6151 Australia
Telephone: 61-8-9474-4178
Email: peter.lloyd@argosyminerals.com.au	Cecil R Bond, Financial Director Argosy Minerals Inc 20607 Logan Avenue Langley, British Columbia V3A 7R3 Canada Telephone: 1-604-530-8436 Email: argosy@intergate.ca

CAUTIONARY STATEMENT
The Australian Stock Exchange has neither approved nor disapproved the contents of this News Release. This News Release includes certain “forward-looking statements” within the meaning of Section 21E of the U.S. Securities and Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of Argosy, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Argosy’s expectations are disclosed under the heading “Risk Factors” and elsewhere in Argosy’s documents filed from time to time with the Australian Stock Exchange, the United States Securities and Exchange Commission and other regulatory authorities. All subsequent written and oral forward-looking statements attributable to Argosy or persons acting on its behalf are expressly qualified in their entirety by this notice.

ASX Symbol: AGY

May 28, 2003

ANNUAL GENERAL MEETING

The annual general meeting of the shareholders of Argosy Minerals Inc (the “Company”) was held at 1600 Cathedral Place, 925 West Georgia Street, Vancouver, British Columbia, Canada on Wednesday, May 28, 2003 at 11:00 a.m.

All of the resolutions put to the meeting were passed as follows:

1.	Financial Statements and Reports

It was resolved:

To adopt the Company’s financial statements for the year ended December 31, 2002 together with the auditors’ report on those statements.

2.	Number of Directors

It was resolved:

To fix the number of directors on the board at five.

3.	Election of Directors

It was resolved:

To re-elect the following directors who have retired in accordance with paragraph 2.5 of the Company’s By-Laws and, being eligible, offered themselves for re-election:

(a)	Peter H. Lloyd,
(b)	Cecil R. Bond,
(c)	David A. Henstridge,
(d)	John Nicholls, and
(e)	John Maloney

CANADA 20607 Logan Avenue • Langley, B.C., Canada V3A 7R3 • Tel 0011 (604) 530-8436 • Fax 0011 (604) 530-8423
AUSTRALIA Suite 3, Parkview, 23 Richardson Street • S. Perth, W.A., Australia 6151 • Tel 011 618-9474-4178 • Fax 011 618 9474 4236
Listed on the Australian Stock Exchange under the symbol AGY
Argosy Minerals Inc. is a limited liability corporation registered under the Yukon Business Corporations Act.

4.	Fees to Non-Executive Directors

As part of good corporate governance, the company has increased its number of non-executive directors to three; as each non-executive director is paid a maximum of $25,000, it was resolved:

To increase total maximum fees paid by the company to non-executive directors from $50,000 to $75,000 per annum.

5.	Appointment of Auditor

It was resolved:

To appoint PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Company for the ensuing year until the close of the next annual general meeting and to authorize the directors to determine the remuneration to be paid to the auditors.

6.	Destruction of Proxies

It was resolved:

That the secretary of the Corporation and the solicitors of the Corporation be authorized to attend to the destruction of the ballot papers and the proxies returned for the meeting if no questions are raised concerning the meeting within six months from the date of the meeting.

Cecil R. Bond
Chief Financial Officer, Corporate Secretary and Director
ON BEHALF OF THE BOARD

For further information contact:
Peter H Lloyd, Chief Executive Officer
Argosy Minerals Inc
Level 1, Suite 3
23 Richardson Street
South Perth, WA, 6151 Australia
Telephone: 61-8-9474-4178
Email: peter.lloyd@argosyminerals.com.au	Cecil R Bond, Financial Director Argosy Minerals Inc 20607 Logan Avenue Langley, British Columbia V3A 7R3 Canada Telephone: 1-604-530-8436 Email: argosy@intergate.ca

Visit our website: www.argosyminerals.com

BC Form 51-901F

QUARTERLY REPORT

Incorporated as part of:	X Interim Financial Statements Schedules B & C

Issuer Details:

Name of Issuer:	Argosy Minerals Inc.

Issuer's Address:	20607 Logan Avenue Langley, B.C. Canada V3A 7R3

Issuer's Contact Information	Tel. 604-530-8436 Fax. 604-530-8423 Email info@argosyminerals.com Web www.argosyminerals.com

Contact Person:	Cecil R. Bond

Contact's Position:	Chief Financial Officer

For Quarter Ended:	May 31, 2003

Date of Report:

Certificate

The schedule(s) required to complete this Annual Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Annual Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of the Audited Financial Statements and Schedule B (Supplementary Information) and Schedule C (Management Discussion).

May 27, 2003

David A. Henstridge, Director	Date Signed (YYYY/MM/DD)

May 27, 2003

Cecil R. Bond, Director	Date Signed (YYYY/MM/DD)

Argosy Minerals Inc Interim Financial Statements, BC Form 51-901F	Page 2 Quarterly Report: March 31, 2003

Argosy Minerals Inc
(an Exploration stage company)
CONSOLIDATED BALANCE SHEETS
As at March 31, 2003 and December 31, 2002
(Expressed in Canadian Dollars)

	March 31, 2003	Dec. 31, 2002

ASSETS

Current Assets
Cash and cash equivalents	$ 9,152,289	$ 9,780,175
Accounts receivable and prepaids	94,992	42,996
Marketable Securities (fair market value)	208,216	263,740

	9,455,497	10,086,911

Restricted Cash	146,929	157,960

Mineral Properties and Deferred Costs	358,074	340,512

Property Plant and Equipment	46,265	43,334

	$ 10,006,765	$ 10,628,717

LIABILITIES

Current Liabilities
Accounts payable and accrued liabilities	$ 291,081	$ 325,406

SHAREHOLDERS' EQUITY

Capital Stock
Authorised - unlimited
Issued - 95,969,105 common shares (2001: 95,969,105)	44,075,384	44,075,384

Deficit	(34,359,700)	(33,772,073)

	9,715,684	10,303,311

	$ 10,006,765	$ 10,628,717

Argosy Minerals Inc Interim Financial Statements, BC Form 51-901F	Page 3 Quarterly Report: March 31, 2003

Argosy Minerals Inc
(an Exploration stage company)
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Unaudited - Prepared by Management)
For the Three Months ended March 31, 2003 and 2002

	2003	2002

Income:
Interest revenue and other	$ 94,153	$ 74,785

Expenses:
Accounting and audit	3,854	15,396
Bank charges	1,728	1,564
Depreciation	3,780	3,367
Directors Fees	12,500	--
Foreign Exchange (gains)/losses	21,912	(474,951)
Insurance	20,321	13,000
Legal	65,986	20,989
Management and Consulting fees	115,046	77,343
Office	3,842	4,791
Project Assessment	245,037	45,055
Rent	15,715	19,066
Salaries and benefits	97,779	91,858
Shareholder communications	5,354	14,421
Telecommunications	2,994	4,758
Transfer agent and stock exchange	7,178	8,491
Travel	58,754	72,321

	681,780	(82,531)

(Loss) Income for the period	(587,627)	157,316

Deficit, beginning of period	(33,772,073)	(22,692,734)

Deficit, end of period	$(34,359,700)	$(22,535,418)

Basic & Diluted (Loss) Earnings per Common Share	$ (0.006)	$ 0.002

Weighted Average Number of Common Shares Outstanding	95,969,105	95,894,105

Argosy Minerals Inc Interim Financial Statements, BC Form 51-901F	Page 4 Quarterly Report: March 31, 2003

Argosy Minerals Inc
(an Exploration stage company)
CONSOLIDATED CASH FLOW STATEMENTS
(Unaudited - Prepared by Management)
For the Three Months ended March 31, 2003 and 2002

	2003	2002

Cash Flows from Operating Activities
(Loss) Income for the period	$ (587,627)	$ 157,316
Adjustments for
Depreciation	3,781	3,367
Foreign Exchange (Gain)/Loss	14,465	(442,673)

	(569,381)	(281,990)

Changes in Non-cash working capital
Increase in accounts receivable & prepaid expenses	(51,997)	(73,005)
Decrease in accounts payable & accrued liabilities	(34,325)	(239,563)

Cash Flows from Operating Activities	(655,703)	(594,558)

Cash Flows from Investing Activities
Purchase of property, plant and equipment	(6,711)	(40,880)
Mineral properties and deferred costs	(17,562)	(70,377)
Restricted Cash	11,031	--
Sale of Marketable Securities	55,524	--

Cash Flows from Investing Activities	42,282	(111,257)

Foreign Exchange (Loss) Gain on Cash Held in Foreign Currency	(14,465)	442,673

Decrease in Cash & Cash Equivalents	(627,886)	(263,142)

Cash & Cash Equivalents at Beginning of Period	9,780,175	11,097,233

Cash & Cash Equivalents at End of Period	$ 9,152,289	$ 10,834,091

Argosy Minerals Inc Interim Financial Statements, BC Form 51-901F	Page 5 Quarterly Report: March 31, 2003

ARGOSY MINERALS INC
(An Exploration Stage Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited — Prepared by Management
For the Three Months ended March 31, 2003 and March 31, 2002

1.

These consolidated financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements of the company dated December 31, 2002 and should be read in conjunction with those statements.

2.	As of March 31, 2003, the Corporation had capitalised the following amounts as mineral properties and deferred costs, by project:

	Mineral properties	Deferred costs	Total

December 31, 2002
Slovak Gold Property - Kremnica	$250,000	$108,074	$358,074

	$250,000	$108,074	$358,074

BC Form 51-901F

QUARTERLY REPORT

Incorporated as part of:	Interim Financial Statements X Schedules B & C

Issuer Details:

Name of Issuer:	Argosy Minerals Inc.

Issuer's Address:	20607 Logan Avenue Langley, B.C. Canada V3A 7R3

Issuer's Contact Information	Tel. 604-530-8436 Fax. 604-530-8423 Email info@argosyminerals.com Web www.argosyminerals.com

Contact Person:	Cecil R. Bond

Contact's Position:	Chief Financial Officer

For Quarter Ended:	May 31, 2003

Date of Report:

Certificate

The schedule(s) required to complete this Annual Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Annual Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of the Audited Financial Statements and Schedule B (Supplementary Information) and Schedule C (Management Discussion).

May 27, 2003

David A. Henstridge, Director	Date Signed (YYYY/MM/DD)

May 27, 2003

Cecil R. Bond, Director	Date Signed (YYYY/MM/DD)

ARGOSY MINERALS INC
(the “Corporation”)

Schedule B
Supplementary Information
First Quarter Ended March 31, 2003

1.	Analysis of Expenses and Deferred Costs

Breakdown, by major category, of those expenditures and costs which are included in the deferred costs, exploration and development expenses, cost of sales or general and administrative expenses set out in Schedule “A”, attached. Aggregate amount of deferred expenditures for the 3 months ended March 31, 2003 — see Note 3 to the Consolidated Financial statements:

For the three months ended March 31, 2003:

Balance as at December 31, 2002	$ 340,512
Site office salaries and administration costs
$ 42,562
Less: costs recovered	$(25,000)

Balance as at March 31, 2003	$ 358,074

2.	Related Party Transactions

Expenditures made to parties not at arm’s length from the issuer totalling $202,246 comprise the following:

Management fees - expensed	$ 99,798
Provision of staff - expensed	$ 89,948
Directors' Fees	$ 12,500

$202,246

Expenditures to related parties consist of fees for management and consulting services and the provision of staff in Australia, charged at cost and paid to entities controlled by directors of the Corporation and fees for non-executive directors.

3.	Summary of Securities Issued and Options Granted During the Period

3.a.	Summary of securities issued during period, including date of issue, type of security (common shares, convertible debentures, etc.), type of issue (private placement, public offering, exercise of warrants, etc.), number, price, total proceeds, type of consideration (cash, property, etc.) and commission paid:

Nil

3.b	Summary of options granted, including date, number, name of optionee, exercise price and expiry date:

Nil

4.	Summary of Securities at the end of the Period

4.a.	Particulars of authorized capital:

Unlimited common shares without par value.

4.b	Particulars of issued share capital at March 31, 2003

	Number	Amount

Common Shares	95,969,105	$44,075,384

4.c	Summary of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price, expiry date and any recorded value as at March 31, 2003:

Granted/Exercised	Expiry Date	Exercise Price ($)	Number of Options	Balance Outstanding at March 31, 2003

Granted October 27, 1998	May 1, 2003	A1.20	600,000
Cancelled 1999			(450,000)	150,000

Granted November 3, 1998	May 3, 2003	A1.20	550,000
Cancelled 2002			200,000	350,000

Granted August 10, 1999	Feb 5, 2003	A0.60	300,000
Expired 2003			(300,000)	--

Granted August 10, 1999	Aug 5, 2003	A0.90	150,000
Cancelled 2003			(150,000)	--

Granted August 10, 1999	Feb 5, 2004	A1.20	150,000
Cancelled 2003			(150,000)	--

Granted May 26, 2000	May 25, 2003	A0.40	150,000
Exercised 2001			(150,000)	--

Granted May 30, 2000	May 30, 2003	A0.30	80,000
Cancelled 2000			(15,000)
Cancelled 2002			(25,000)	40,000

Granted May 30, 2000	Nov 29, 2003	A0.60	50,000
Cancelled 2003			(25,000)	25,000

Granted June 20, 2002	May 24, 2006	A0.35	4,175,000
Cancelled 2003			(600,000)	3,575,000

Balance outstanding March 31, 2003				4,140,000

4.d	Total number of shares in escrow or subject to a pooling agreement:

At March 31, 2003 there were 1,810,061 shares held in escrow. These shares are eligible for release as follows:

March 8, 2004	905,029
March 8, 2005	905,032

5.	List of Directors and Officers at Signature and Filing Date

Cecil R. Bond	Corporate Secretary and C.F.O.
Peter H. Lloyd	C.E.O.
David A. Henstridge	Non-executive Chairman
John Nicholls	Non-executive Director
John Maloney	Non-executive Director, appointed April 8, 2003

Schedule C
Management Discussion and Analysis
First Quarter Ended March 31, 2003

ARGOSY MINERALS INC
(the “Corporation”)

DESCRIPTION OF BUSINESS

The Corporation is involved in the exploration and development of mineral resources. The Corporation continues to assess new project opportunities and to date has examined possible participation in gold, platinum group metals and diamonds. The Corporation will continue to seek suitable opportunities in which to invest. The Corporation has advanced discussions with several companies regarding such opportunities, mainly in South Africa and has spent considerable time with Black Empowerment Entities (BEE), discussing their possible involvement in these projects. In addition Argosy has been made aware of projects currently being assessed by BEE groups in South Africa.

During the quarter Argosy commenced exploratory drilling on its Albetros Diamond Project in Namaqualand, South Africa. This project has been obtained under an option agreement whereby Argosy has a six month period to conduct due diligence ahead of a decision to purchase the project. Details were disclosed in our earlier release regarding Albetros of February 17th, 2003. Drilling results to date indicate the presence of gravel bearing palaeo-channels in 5 separate localities on the Albetros tenements. Reconnaissance drilling has determined the presence of gravels, which may be diamondiferous in the correct trap site environments. Gravels of up to 4.7m have been intersected in drilling which provided sufficient data to warrant moving to the next stage of exploration. Detailed financial modeling of all parameters relating to alluvial diamond deposits has been conducted under a range of sensitivities. It is clear from this work that the stripping ratio of the diamond bearing gravels, the number of carats per hundred tonne and the value per carat are the key factors to be determined.

Following the termination of the agreement with Eurogold regarding Argosy’s East European gold assets, the decision was made to enter into a transaction with Tournigan Gold Corporation for the sale of the Kremnica gold project in Slovakia (announcement of March 21, 2003). This decision was made after a recent re-evaluation of the project where Argosy concluded that the project does not provide sufficient economic returns at current gold prices.

The Musongati Project remains under force majeure, consequently, no work can be conducted in Burundi. Argosy remains in close communication with experts in both South Africa and Burundi regarding progress and political developments in order to facilitate a return to the country as soon as it is determined safe to put personnel on the ground.

In February, Argosy released an update on the current status of the arbitration between the Corporation, its subsidiary Balzan Investment Limited and NN Investment Holdings SA. As stated previously and after a complete review of the case by Argosy’s French Counsel, Argosy is of the view that the claim filed by NNIH has absolutely no merit. The wrongful termination of the Tripartite Agreement has denied Argosy the expenditure of US$15million to carry out the Bankable Feasibility Study and deprived Argosy of its right to fully exploit the New Caledonia nickel project. As a result, Argosy has lost the opportunity to fully value its 45% interest in the project. Argosy has therefore filed a counter claim for damages for wrongful termination of the Tripartite Agreement by NNIH and has reserved its right to claim from NNIH consequential damages.

DISCUSSION OF OPERATIONS AND FINANCIAL CONDITION

During the quarter ended March 31, 2003, the Corporation deferred $17,562 of expenditures, net of recoveries.

Foreign exchange losses of $21,912 resulted from the Corporation holding some cash balances in US dollars, which has depreciated by approximately 7% against the Canadian dollar from December 31, 2002 to March 31, 2003, compared to the foreign exchange gains of $474,951 in 2002 resulting from the strengthening Australian dollar against the Canadian dollar, due to the Corporation holding substantial cash balances in Australian dollars. The exchange rate between Australian and Canadian dollars has remained steady over the quarter, however the Corporation is subject to exchange gain or loss in the event the exchange rates between the currencies change significantly. Cash and cash equivalents decreased by $627,886 for the quarter ended 31 March, 2003 compared to a decrease of $263,142 for the quarter ended 31 March, 2002. Cash used for operating activities in the quarters was not materially different at $655,703 compared to $594,558 for the quarters ended 31 March 2003 and 2002 respectively. Cash from investing activities during the 2003 quarter of $42,282 compared to expenditures of $111,257 in 2002 resulted mainly from the sale of 800,000 Eurogold shares in 2003 for proceeds of $55,524 compared to $nil in 2003 and reduced expenditures on property, plant and equipment of $6,711 in 2003, down from $40,880 in 2002 and decreased expenditure deferred on mineral properties of $17,567 in 2003 compared to $70,377 in 2002. The decrease in expenditures on property, plant and equipment and deferred expenditures is due to the Corporation having updated its office equipment in 2002 and not requiring significant new equipment in 2003 and the recovery of $25,000 of expenditures incurred on it’s projects, together with the loss of the New Caledonia Project, resulting in lower expenditures in 2003 respectively.

Expenditures on Project Assessment increased from $45,055 to $245,037 as the Corporation evaluated new opportunities, notably the Albetros Diamond Project in South Africa.

Legal expenses increased by $44,997 from $20,989 to $65,986 mainly due to legal expenditures associated with the arbitration between NNIH and the Corporation.

Management fees increased in 2003 due to all payments being expensed compared to portion deferred in 2002.

FINANCINGS, PRINCIPAL PURPOSES AND MILESTONES

The Corporation has not raised any significant funds through equity financing subsequent to the Plan of Arrangement completed in May 1999, whereby the Corporation acquired Argosy Mining Corp. Funds received from NNIH in the amount of US$7.166 million constitute the bulk of funds currently available for conducting the Corporation’s affairs.

LIQUIDITY AND SOLVENCY

Following the receipt of US$7.166 million for reimbursement of expenditures on the New Caledonia Project from NNIH, the Corporation has sufficient funds to continue with its planned activities over the next 12 months.

SUBSEQUENT EVENT

On April 9, 2003, the Corporation announced the appointment of Mr. John Maloney as a Director.

On April 28, the Corporation announced that it had entered into an agreement with the Ukrainian State Mining Company, Joint Stock Company Ukrainian Polymetals over the Beregove gold region and other gold deposits in the Ukraine.

News Release 13-03

May 29, 2003	ASX Symbol – AGY

Tournigan Gold Corporation Completes Due Diligence on Argosy’s Kremnica Gold Project

In March 2003 Argosy announced that it had entered into an agreement with Tournigan Gold Corporation regarding the purchase of Argosy’s Kremnica gold project in the Slovak Republic.

Argosy has received a Purchase Notice from Tournigan stating that it has completed a due diligence programme on the acquisition of Kremnica Gold a.s. and intends to purchase the project. The Purchase Notice sets out a maximum 45 day period to complete the closing of this transaction. The purchase price for the entire issued capital in Kremnica Gold a.s. is C$500,000.

The proceeds of the sale of Kremnica will be utilised in Argosy’s recent acquisition of a strategic stake in Zakarpatpolymetals in Ukraine, which enables Argosy to enter into joint ventures over the substantial Muzhievo, Beregove and Kvasove epithermal gold deposits in the Carpathian gold belt of SSW Ukraine.

ON BEHALF OF THE BOARD

Peter H. Lloyd
Chief Executive Officer

For further information contact:
Peter H Lloyd, Chief Executive Officer
Argosy Minerals Inc
Level 1, Suite 3
23 Richardson Street
South Perth, WA, 6151 Australia
Telephone: 61-8-9474-4178
Email: peter.lloyd@argosyminerals.com.au	Cecil R Bond, Financial Director Argosy Minerals Inc 20607 Logan Avenue Langley, British Columbia V3A 7R3 Canada Telephone: 1-604-530-8436 Email: argosy@intergate.ca

CAUTIONARY STATEMENT
The Australian Stock Exchange has neither approved nor disapproved the contents of this News Release. This News Release includes certain “forward-looking statements” within the meaning of Section 21E of the U.S. Securities and Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of Argosy, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Argosy’s expectations are disclosed under the heading “Risk Factors” and elsewhere in Argosy’s documents filed from time to time with the Australian Stock Exchange, the United States Securities and Exchange Commission and other regulatory authorities. All subsequent written and oral forward-looking statements attributable to Argosy or persons acting on its behalf are expressly qualified in their entirety by this notice.